Issuer Free Writing Prospectus dated January 31, 2025
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
File No. 333-284182

ASPIRA WOMEN'S HEALTH®

Non-Invasive, Breakthrough Tests for the Identification of Gynecologic Diseases



Forward-looking Statements

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts contained in this presentation, including statements regarding Aspira Women's Health, Inc.'s (the "Company's" or Aspira") strategy, future, operations, future financial position, projected costs, prospects, plans and objectives of management are, forward-looking statements. The words "anticipate," "believe," "continue," "could," "depends," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "target," "should," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's views. Subsequent events and developments may cause the Company's views to change. The Company does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events, expect as may be required by applicable law. These forward-looking statements should not be relied upon as representations of the Company's views as of any date subsequent to the date of this presentation.

The Company has filed a registration statement (including a preliminary prospectus) on Form S-1 (File No. 333-284182) (as amended, the "Registration Statement") with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the Registration Statement, including the "Risk Factors" set forth therein, and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it from ThinkEquity LLC, at Prospectus Department, 17 State Street, 41st Floor, New York, NY 10004, or by calling toll-free at (877) 436-3673.

The securities of the Company have not been registered under the Securities Act of 1933, as amended, or any other applicable securities laws. The Company's securities have not been approved or disapproved by the SEC or any other regulatory or governmental authority, nor have any of the foregoing passed upon the accuracy or adequacy of the information presented. Any representation to the contrary is a criminal offense.

This presentation shall not constitute an offer to sell or the solicitation or an offer to buy, nor shall there be any sales of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or other jurisdiction. The Company's securities may only be sold pursuant to an effective registration statement filed with the SEC.

This presentation contains proprietary information that is the property of the Company. Neither this presentation nor the proprietary information contained herein shall be published, reproduced, copied, disclosed or used for any other purpose, other than the review and consideration of this presentation.

ASPIRA WOMEN'S HEALTH

Free Writing Prospectus

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

Offering Summary

Issuer	**Aspira Women's Health Inc.**
Symbols	Nasdaq: AWH, AWHWW
Securities Offered	One common share and one warrant to purchase one common share (or for purchasers who would beneficially own more than 4.99% of the outstanding shares of common stock, one pre-funded warrant and one warrant)
Expected Offering Size	$20 million offering (or $23 million if the over-allotment option is exercised in full)
Use of Proceeds	• Working Capital • General Corporate Purposes
Sole Book-Runner	ThinkEquity LLC

ASPIRA WOMEN'S HEALTH

Aspira Company Highlights

Revenue Generating Company	Revenue generating commercial ovarian cancer diagnostics company with **year-over-year volume growth since 2020**
Efficient Growth	Strategic commercial capabilities and targeted marketing resulted in **steady increases in volume at a lower cost**
Federal Government Award	**$10 million non-dilutive funding** for the development of a non-invasive multiomic diagnostic for endometriosis funded over 24 months through a Federal Government award. First milestone met in November 2024.
Innovative Products	**Proprietary, AI-enabled blood tests to assess the risk of ovarian cancer** in an adnexal mass
Large TAM	**>9M test opportunity** in patients at risk for **ovarian cancer and endometriosis**
Market Access & Reimbursement	**Medicare reimbursement** of OvaWatch® and Ova1Plus® established
Experienced Management	**Led by mission-driven women's health executives**

ASPIRA WOMEN'S HEALTH

An Experienced Women's Health Executive Team



Michael Buhle
Chief Executive Officer &
Chief Commercial Officer



Sandra Milligan, MD, JD
President



James Crawford, MBA
Vice President of Finance



James O'Brien, CPA, MBA
Chief Financial Officer
Advisor

Sizeable Total Addressable Market of Current and Pipeline Products

OvaSuite℠			Endometriosis Pipeline
Ova1 plus®	OvaWATCH℠ With Longitudinal Monitoring	Ova inform	ENDOinform™
200K-400K patients proceed to surgery for an adnexal mass annually	*1.2M-1.5M patients present with an adnexal mass annually*	*Increases TAM to ~2.8M by including patients with genetic and familial risk*	*6.5M women in the US affected with endometriosis[1] (An estimated 10-20% of GYN visits are for chronic pelvic pain[1])*

2. https://www.contemporaryobgyn.net/view/acog-releases-new-study-obgyn-workforce

Ovarian Cancer Portfolio

- Ovarian cancer is the third most common gynecologic cancers after cervical and uterine cancer.
- Ovarian cancer has the worst prognosis and the highest mortality rate of gynecological cancers and is 3x more lethal than breast cancer.
- The high mortality rate of ovarian cancer is caused by asymptomatic and secret growth of the tumor, delayed onset of symptoms, and lack of proper screening that result in its diagnosis in the advanced stages.[1]

[1]Momenimovahed Z, Tiznobaik A, Taheri S, Salehiniya H. Ovarian cancer in the world: epidemiology and risk factors. Int J Women's Health. 2019 Apr 30;11:287-299. doi: 10.2147/IJWH.S197604. PMID: 31118829; PMCID: PMC6500433.

ASPIRA WOMEN'S HEALTH

Historical Clinical Pathway for Women with an Adnexal Mass



Patient presents with vague recurring pelvic symptoms

Physical exam is inconclusive for definitive diagnosis of ovarian cancer

Complete workup includes orders for an ultrasound and bloodwork

Ultrasound finds a mass, however, malignancy status indeterminate

CA 125 inconclusive

- Providers often take “It’s better to be safe than sorry” approach to indeterminate masses and schedule surgery to remove the mass and/or ovaries
- ~200K oophorectomies are performed annually with only ~20K ovarian cancer cases identified each year through histopathology

Our Commercial Stage Ovarian Cancer Blood Tests Aid in Diagnosis and Treatment Triage of Adnexal Masses

OvaSuite[SM]

OvaWATCH®

Masses Planned for Non-Surgical Management

For adnexal masses evaluated by initial clinical assessment as indeterminate or benign.

Optimized for Negative Predictive Value with a Negative Predictive Value of >99.4%[1].

Use of OvaWatch could have significantly reduced surgical intervention in up to 62% of women with benign adnexal masses in a retrospective study[4].

Ova1 plus®

Masses Planned for Surgical Management

For women with pelvic masses that are planned for surgical management.

Ova1Plus has a sensitivity of 96% with clinical assessment[2] and specificity of 72%[3].

Physicians have ordered ~220,000 OvaSuite tests since launch

1. Reilly, G., Bullock, R. G., Greenwood, J., Ure, D. R., Stewart, E., Davidoff, P., ... & Northrop, L. E. (2022). Analytical validation of a deep neural network algorithm for the detection of ovarian cancer. JCO Clinical Cancer Informatics, 6, e2100192. Reilly, G. P., Dunton, C. J., Bullock, R. G., Ure, D. R., Fritsche, H., Ghosh, S., ... & Phan, R. T. (2023). Validation of a deep neural network-based algorithm supporting clinical management of adnexal mass. Frontiers in Medicine, 10, 1102437.; 2. Bristow, R. E., Smith, A., Zhang, Z., Chan, D. W., Crutcher, G., Fung, E. T., & Munroe, D. G. (2013). Ovarian malignancy risk stratification of the adnexal mass using a multivariate index assay. Gynecologic oncology, 128(2), 252-259. 3. Fritsche, H. A., & Bullock, R. G. (2023). A reflex testing protocol using two multivariate index assays improves the risk assessment for ovarian cancer in patients with an adnexal mass. International Journal of Gynecology & Obstetrics; 4. Roy Choudhury M, Pappas TC, Twiggs LB, Caoili E, Fritsche H, Phan RT. Ovarian Cancer surgical consideration is markedly improved by the neural network powered-MIA3G multivariate index assay. Front Med (Lausanne). 2024 May 2;11:1374836. doi: 10.3389/fmed.2024.1374836. PMID: 38756943; PMCID: PMC11097110.

OVAinform is Intended to Provide Strong Diagnostic Performance Earlier in the Care Pathway for Women with Masses or at Increased Risk of Ovarian Cancer due to Family History or Germline Mutations

OvaSuite℠

Ova1 plus®	OvaWATCH® with Longitudinal Monitoring Feature	Ovainform
Commercially available *for adnexal masses planned for surgery*	***Commercially available*** *for indeterminate and likely benign adnexal masses*	***Under Development*** *for adnexal masses prior to surgical determination*
200K-400K patients proceed to surgery for an adnexal mass annually	*1.2M-1.5M patients present with an adnexal mass annually*	*Increases TAM to ~2.8M by including patients with genetic and familial risk*

ASPIRA WOMEN'S HEALTH

OVAinform | Protein + miRNAs-based Assay for Diagnosis of Ovarian Cancer

Aspira's Advantages

- Existing protein-based FDA approved test
- Exclusive rights to miRNA identified by Dana Farber
- Experience in artificial intelligence/machine learning derived classification, algorithm enabled tests
- Brand recognition with healthcare providers
- Access to large biobank for verification and validation

OVAinform Assay Features

A promising new AI-enabled blood test to aid in the identification of ovarian cancer in women diagnosed with an adnexal mass or germline and familial cancer risk.

- Non-invasive, blood-based assay utilizing multiple, differentiating biomarkers
- Combines Aspira's proprietary protein biomarker technology with miRNAs licensed from Dana Farber
  - Improve specificity for all stage cancers vs. proteins alone
  - Improve sensitivity for early-stage cancers vs. proteins alone
- Successful migration from research to commercial platform
- At design input/output stage of development
- Designed to run on a commercial clinical digital PCR platform, the same platform that will be utilized for ENDOinform

MicroRNAs (miRNA) as Complementary Biomarkers for Non-Invasive Diagnostics

Intragenic (between genes) regions of DNA can encode regulatory information, including miRNAs



DICER
DROSHA
2
1
Pri-miRNA
Pre-miRNA
miRNA:miRNA*
miRNA*
Nucleus
Cytoplasm
RISC
miRNA
3'
3' UTR
Target mRNA
Translation Repression
mRNA Degradation

The miRNA precursors are processed to small, single-stranded entities that can bind to messenger RNA that is being translated to protein

The binding of miRNA block translation or leads to degradation of the mRNA, downregulating the protein "post-translationally"

Advantages of miRNA

- Detectable in all body fluids
- Stable at room temperature
- Simple to amplify and detect
- Current on-market tests use miRNAs for other diseases
- Can be correlated to disease biology as the levels of expression are perturbed in unhealthy cells

Victor Ambros and **Gary Ruvkun** were awarded the 2024 Nobel Prize in Physiology or Medicine for their discovery of microRNAs, dating back to 1993. Since then, numerous studies have demonstrated that they are involved in development and disease progression and can function as biomarkers for disease.[1]

[1]Wang J, et al., J Cell Physiol. 2016 231(1):25-30.

ASPIRA WOMEN'S HEALTH

Endometriosis Portfolio

- Endometriosis affects 10–15% of all women of reproductive age
- Definitive diagnosis is through direct visualization or histopathology during laparoscopic surgery.
- Average delay in diagnosis is between 7-10 years.
- Barriers to early diagnosis include the high cost of diagnosis and treatment and presentation of confounding symptoms such as cyclic and acyclic pain.
- Early referral, diagnosis, identification of disease and treatment may mitigate pain, prevent disease progression and preserve fertility.
- A non-invasive tool to diagnose endometriosis could facilitate earlier diagnosis and intervention that could ultimately improve quality of life and preserve fertility."[1]

[1] Parasar P, Ozcan P, Terry KL. Endometriosis: Epidemiology, Diagnosis and Clinical Management. Curr Obstet Gynecol Rep. 2017 Mar;6(1):34-41. doi: 10.1007/s13669-017-0187-1. Epub 2017 Jan 27. PMID: 29276652; PMCID: PMC5737931.

ASPIRA WOMEN'S HEALTH

Blood-Based, Non-Invasive Endometriosis Diagnostic Could Lead to Earlier Diagnosis, Disease Monitoring and Individualized Treatments

Delayed Presentation

Symptoms overlap with other conditions

Dysmenorrhea, dyspareunia, infertility

4-11 yrs. from 1st symptoms to surgical diagnosis[3]

25-50% of women with infertility may have endometriosis[2]

Care Barrier

Lack of non-invasive diagnostic tools

Surgical procedure, laparoscopy, is required for diagnosis[3]

Sensitivity

- TVUS: 65%[3]
- MRI: 79%[3]

Inefficient Diagnosis

Laparoscopy does not always identify endometriosis

Only 50% who undergo a laparoscopic procedure will receive a diagnosis of endometriosis[4]

Symptomatic or Therapeutic Rx

Therapies targeted at symptom management or control of disease

- NSAIDs or other pain management
- Surgical removal of lesions
- IUD placement
- GnRH agonist/antagonist
- Hysterectomy (requires downstream symptom management)[5]

Endometriosis costs the U.S. economy $78–$119 billion annually & patient direct and indirect annual costs average $12,118 and $16,000, respectively[1]

ASPIRA WOMEN'S HEALTH

•1.Ellis, K., Munro, D., & Clarke, J. (2022). Endometriosis is undervalued: a call to action. *Frontiers in global women's health*, *3*, 902371. 2. Verkauf, B. S. (1987). Incidence, symptoms, and signs of endometriosis in fertile and infertile women. The Journal of the Florida Medical Association, 74(9), 671-675. 3. Agarwal SK, Chapron C, Giudice LC, Laufer MR, Leyland N, Missmer SA, et al. Clinical diagnosis of endometriosis: A call to action. American Journal of Obstetrics and Gynecology. 2019;220(4). doi:10.1016/j.ajog.2018.12.039 ; 4. Louis, G. M. B., Hediger, M. L., Peterson, C. M., Croughan, M., Sundaram, R., Stanford, J., ... & ENDO Study Working Group. (2011). Incidence of endometriosis by study population and diagnostic method: the ENDO study. Fertility and sterility, 96(2), 360-365. 5. ACOG. (2010). Practice bulletin no. 114: management of endometriosis. *Obstet Gynecol.*, *116*, 223-36. 2. Bulletti, C., Coccia, M. E., Battistoni, S., & Borini, A. (2010). Endometriosis and infertility. Journal of assisted reproduction and genetics, 27, 441-447. 3. Nisenblat, V., Bossuyt, P. M., Farquhar, C., Johnson, N., & Hull, M. L. (2016). Imaging modalities for the non-invasive diagnosis of endometriosis. Cochrane Database of Systematic Reviews, (2).

ENDOinform™ Protein + miRNAs-based Assay for Diagnosis of Endometriosis

Aspira's Advantages

- Leverages OVAinform platform development
- Ongoing clinical study providing samples to complete development
- Experience in artificial intelligence/machine learning derived classification, algorithm enabled tests

ENDOinform Assay Features

ENDOinform is being developed to aid in the diagnosis of all endometriosis cases, presenting at any stage and any location in the pelvis

- Non-invasive, blood-based assay utilizing proteins, clinical factors, and miRNAs
- Proprietary IP for miRNAs identified by Dana Farber Cancer Institute under terms of our Sponsored Research Agreement
- At design input/output stage of development
- ENDOinform will follow on same BioRad platform as OVAinform

Aspira Won a $10M Contract from the Federal Government Based on Achievement of Certain Milestones in ENDOinform Development Through to Launch

	Milestone Description	Amount	Payment Expectation
1	Initial Project Launch - COMPLETED	$2.0M	Received 4Q24
2	R&D Scale Up to Meet Operational Needs	$1.5M	1Q25
3	Biomarker Discovery and Algorithm Design	$1.5M	2Q25
4	Molecular Lab Build Out and Validation	$1.0M	4Q25
5	Prototype Design	$1.0M	4Q25
6	Test Validation	$2.0M	2Q26
7	Commercial Launch	$1.0M	4Q26
	7 Milestone Payments over 24 months	**$10.0M**	

ASPIRA WOMEN'S HEALTH

Aspira's Development and Commercialization Experience Will Drive Quick Market Acceptance of ENDOinform at Launch

Competitive Landscape	There are no non-invasive risk assessment diagnostics for endometriosis commercially available in the U.S. today.
Reimbursement & Pricing	Aspira has worked closely with national and regional commercial and governmental payers for successful reimbursement of its marketed diagnostic risk tests and will carry that experience and relationships forward for ENDOinform
Cost of Production	With Aspira's experience with the kit manufacturing and test execution, we can produce a cost-effective risk assessment test and have the ability introduce the diagnostic kit into existing and different care pathways.
Business Model	Given Aspira's existing field and inside sales team with similar call points in Ob/Gyn offices, commercialization risk is minimal.
Ring-Fenced Nondilutive Funding	In addition to the $10M Federal Government award, Aspira will have access to expertise in regulatory, reimbursement, manufacturing, commercialization, and IP.

Intellectual Property and Licenses

Robust and expanding patent portfolio in women's health:

- 18 granted U.S. patents from 13 families, covering detection, risk assessment, diagnosis and analysis of ovarian, endometrial and breast cancers
- 10 pending U.S. patents including endometriosis biomarkers and miRNA markers
- Exclusive license for miRNA markers in ovarian cancer and an option for an exclusive license for miRNA markers in endometriosis developed with Dana Farber Cancer Institute and Brigham and Women's Hospital

Commercial Operations & Strategic Focus

Provider Engagement: Test Utilization Across the US


Vancouver
Seattle
Montana
North Dakota
Minnesota
Ottawa
Montreal
Toronto
Wisconsin
South Dakota
Oregon
Idaho
Wyoming
Iowa
Nebraska
UNITED STATES
Denver
Nevada
Utah
Colorado
Kansas
Illinois
Boston
Oklahoma
New Mexico
Dallas
Texas
Monterrey
Gulf of Mexico
MEXICO
Havana

Map of Test Volume as of 12/31/2024

More than 7,300 Providers have utilized OVA1 or OvaWatch as of since 2022

Over 941 new providers ordered tests within the past year

More than 220,000 tests ordered as of 12/31/2024

ASPIRA WOMEN'S HEALTH

Strategic Focus on Evolving our Technology, Capabilities, and Collaborations

We aspire to radically improve health outcomes for all people born with a female reproductive system through the development and commercialization of advanced gynecologic disease diagnostic solutions

OvaSuite Adoption and Growth

- Drive utilization and standardization
- Large network partnerships
- Digital Integration

Market Access and Reimbursement

- Expand clinical research capabilities to capture longitudinal data to leverage clinical utility & outcomes with payors
- Focus on adding Medicaid states, strategic regional payors and self-insured groups
- Drive unit price improvement initiatives

Accelerate Innovation and R&D

- Evolve existing and in-development products – increases TAM for top-line growth and profitability
- Communicate milestones – a true treatment pathway partner

Collaboration Opportunities

- Collaborate with innovative partner(s)
- Laboratory partners
- In-license opportunities

ASPIRA WOMEN'S HEALTH

Health Systems

Wellstar Health System

Atrium Health

Adventist Health

Florida Woman Care

Ochsner Health

Corewell Health

Unified Women's Healthcare

Sutter Health

Endeavor Health

Women's Care Florida

Spectrum Health

HCA Healthcare

UPMC Life Changing Medicine

Privia Health

Cedars Sinai

Ascension

Northwell Health

Cleveland Clinic

Atlantic Health System

Dorsata

ASPIRA WOMEN'S HEALTH

Protocol & Workflow Implementation

Operationalize the clinical buy-in to create "stickiness"

- Workflow design investment
- Best practice advisory
- Order Sets
- Care gap alerts

Example: Dorsata (700+ existing providers)



Gyn Demo
HIGH RISK
Adnexal Mass / Ovarian Cyst
DATE
Mass Measurement
O-RADS Risk
Pain Level
Notes
2cm
3
Stable
OvaWatch: Low
Allergies
NKDA
Problems
History
Has the patient had a cyst in the past?
Hx of Dermoid / Teratoma
Hx of Endometrioma
Endometrioma Notes
Pt has recurrent endometrioma
Has the patient ever had pelvic surgery?
Pelvic Surgery Notes
Pt has had two past pelvic surgeries, one for an ectopic pregnancy and another for an ovarian cyst
Today's Assessment
Mass Size
Pelvic Pain Level
None
Improving
Stable
Worsening
O-RADS Score
0 - Incomplete
1 - Normal
2 - Likely Benign
3 - Low
4 - Intermediate
5 - High
Follow Up Plan
Ultrasound
OvaWatch
Ova1
Surgery
GYN Onc Referral
Ultrasound Timing
OvaWatch Timing
ASAP
2 Weeks
1 Month
2 Months
3 Months
6 Months
1 Year
Other

Dorsata

- WH specific workflow tool
- Currently used by 700+ providers
- Aspira + Dorsata building adnexal mass module
- Standardized workflows that include Ova1 & OvaWatch
- De-Identified data to Aspira
- Expand to clinical trial recruitment

ASPIRA WOMEN'S HEALTH®

Market Access and Reimbursement

Medicare $897[a]

Medicaid On Fee Schedule in 10 States

Anthem	Cigna	Louisiana	CareFirst	United Healthcare	Medicare Advantage
HIGHMARK	Blue Cross Blue Shield of Michigan	BlueCross BlueShield of Illinois	TRICARE	WellCare Health Plans	BlueCross BlueShield of Texas

[a] 2024 CMS Clinical Lab Fee Schedule for OvaWatch and Ova1Plus

Financial Performance Snapshot

Q3 2024 YoY Comparison:

Product Revenue +2%


$2.2M
$2.3M
Q3 2023
Q3 2024

Gross Margin +100bps


59.0%
60.0%
Q3 2023
Q3 2024

Operating Expenses -6%


$5.4M
$5.1M
Q3 2023
Q3 2024

Net Loss -25%


$4.7M
$3.5M
Q3 2023
Q3 2024

Balance Sheet as of September 30, 2024:

Cash and cash equivalents:	$2.1M
DECD loan agreement[1]:	$1.6M

1. 2.0% interest rate, 2032 maturity

Cash Used in Operations (in Millions):


Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
$10.2
$6.3
$7.5
$7.1
$5.7
$3.4
$3.3
$3.5
$4.4
$3.7
$2.9

ASPIRA WOMEN'S HEALTH

Cap Table

	As of January 27, 2025
Common Shares Outstanding	17,675,022
RSUs	69,374
Options ($6.00 WAEP)	862,196
Warrants ($2.90 WAEP)	4,475,068
Fully Diluted Shares Outstanding	**23,146,346**

ASPIRA WOMEN'S HEALTH

Aspira Company Summary

Federal Government Award	**$10 million non-dilutive funding** for the development of a non-invasive multiomic diagnostic for endometriosis funded over 24 months through a Federal Government award. First milestone met in November 2024
Innovative Products	**Proprietary, AI-enabled blood tests to assess the risk of ovarian cancer** in an adnexal mass
Large TAM	>9M test opportunity in patients at risk for **ovarian cancer and endometriosis**
Market Access & Reimbursement	Medicare reimbursement of OvaWatch® and Ova1Plus® established; expanding coverage with commercial and governmental payers to provide access to all women

Thank You!



Contact Us

investors@aspirawh.com